Stevens & Lee
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P.O. Box 679
Reading, PA 19603-0679
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www.stevenslee.com

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December 28, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TODA International Holdings Inc.
Item 4.02 Form 8-K
Filed December 19, 2011
File No. 000-52346

Ladies and Gentlemen:

On behalf of TODA International Holdings Inc. (the “Company”), we respond as follows to the comment letter dated December 21, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Current Report on Form 8-K (the “Form 8-K”).  A copy of the Form 8-K has been marked to note the changes from the original filing made with the Commission.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Item 4.02 8-K

1.
We note that the revisions you intend to make were identified as a result of a comparison of the financial statements included in the Form 8-K/A with the financial statements in your Quarterly Report on Form 10-Q.  Please revise your disclosure to (i) expand the facts underlying the conclusion to restate your financial statements (i.e. how the previous accounting treatment was incorrect) and (ii) quantify the impact of this correction on your balance sheet and statements of operations as of and for the period ended December 31, 2010.

The Company has revised Item 4.02 to include the following disclosure in response to the Staff’s comment:

Specifically:

•
under US GAAP, the consolidated financial statements of Victor Score filed in the Form 8-K/A should have included the accounts of Victor Score’s wholly-owned subsidiary, Apex Wealth, and Dalian Xinding, Apex Wealth’s wholly-owned subsidiary, since Victor Score directly or indirectly owned these entities at December 31, 2010;

The following financial statement line items were affected by the restatement to include the financial statements for Apex Wealth and Dalian Xinding in the consolidated financial statements as of and for the year ended December 31, 2010 :

Securities and Exchange Commission
December 28, 2011	Page 2

Balance sheet as of December 31, 2010

Effect of change
Increase/(Decrease)
Cash	$48,190
Prepaid expenses and other current assets	219,633
Total current assets	267,823
Total assets	267,823
Accrued liabilities and other payables	415,545
Total liabilities	415,545
Additional paid-in capital	50,000
Retained earnings	(200,093)
Other comprehensive income	2,371
Total stockholders' equity	(147,722)

Total liabilities & stockholders’ equity	267,823

Statement of Operations for the year ended December 31, 2010

Effect of change
Increase/(Decrease)

Administrative and other expenses	$200,093
Total operating expenses	200,093
Operating income	(200,093)

Net income	(200,093)

•
With respect to the reclassification of certain cash to “restricted cash” – the Company determined that cash of $1,266,667 that was originally included in “cash and cash equivalents” was held in custody by the issuing bank of a letter of credit and can only be used as collateral thereunder.  As a result, this cash is restricted as to withdrawal or use and is being reclassified as “restricted cash” in the restated audited financial statements.

•
With respect to the reclassification of the cost related to the sales of scrap raw material from “selling and distribution expenses” to “other income (expense)” – the processing and sale of scrap metal is not within the business scope of TOFA or Tongda and under US GAAP, the revenue derived from the sale of scrap raw material should not be, and is not, included in sales of product; likewise, the cost associated with such scrap raw material sale should not be included in “cost of sales”.  In the original audited financial statements, the cost of scrap raw material ($862,816) had been included in “selling and distribution expenses.”  The Company has determined that this amount should be netted off against the revenue of scrap raw material of $926,426, which account included this amount in the original audited financial statements.  As the net income from the sale of scrap raw material ($63,610) is less than 5% of operating income, the Company is not required to disclose it separately but will include it in “other income (expense).”

2.
We note your disclosure that you are reclassifying restricted cash and certain costs related to sale of raw material from selling and distribution to other income (expense) to conform with the standards of the Public Company Accounting Oversight Board.  Please confirm that the accounting standards that you are applying conform with generally accepted accounting principles (US GAAP) and SEC rules and regulations.

As mentioned in response to Comment #1 above, the Company hereby confirms that the accounting standards that it is applying for the reclassifications conform with US GAAP and SEC rules and regulations.  This disclosure has been added to the end of the first paragraph of Item 4.02.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Securities and Exchange Commission
December 28, 2011	Page 3

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Chuan-Tao Zheng
William W. Uchimoto, Esq.